CYTEIR THERAPEUTICS, INC.

128 Spring Street, Building A, Suite 510

Lexington, MA 02421

August 12, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook

Re:	Cyteir Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-266676)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cyteir Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-266676) (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on August 16, 2022, or as soon as possible thereafter. The Company hereby authorizes Marc Rubenstein and Tara Fisher, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Tara Fisher of Ropes & Gray LLP, counsel to the Company, at (617) 235-4824.

Very truly yours,

CYTEIR THERAPEUTICS, INC.

By:	/s/ Adam M. Veness Esq.
Adam M. Veness, Esq.
General Counsel and Secretary